SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC

NOTICE OF AN ANNUAL GENERAL MEETING OF RYANAIR HOLDINGS PLC

NOTICE is hereby given that the Annual General Meeting of Ryanair Holdings PLC will be held in the CityNorth Hotel and Conference Centre, Gormanston, Co. Meath, K32 W562, Ireland, at 9.00 a.m. on Thursday, September 17, 2020

The agenda and special resolutions may be viewed and downloaded at http://www.rns-pdf.londonstockexchange.com/rns/9872W_1-2020-8-24.pdf

ENDS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 August, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary